EXHIBIT 12

COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Six Months Ended June 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Income (loss) from continuing operations before tax	533.4	355.0	696.8	405.5	(94.2)	439.6	264.7
Share of undistributed (losses) income from
50%-or-less-owned affiliates, excluding
affiliates with guaranteed debt	(0.2)	0.3	0.5	(0.2)	0.9	(1.4)	1.3
Amortization of capitalized interest	1.0	1.0	2.0	2.0	1.9	1.8	1.4
Interest expense	16.7	19.1	36.8	38.2	41.9	44.4	42.3
Interest portion of rental expense	4.2	3.6	7.2	8.0	8.5	8.7	7.5
Earnings (loss)	555.1	379.0	743.3	453.5	(41.0)	493.1	317.2

Interest	18.1	19.3	38.0	38.9	43.7	47.4	48.0
Interest portion of rental expense	4.2	3.6	7.2	8.0	8.5	8.7	7.5
Fixed Charges	22.3	22.9	45.2	46.9	52.2	56.1	55.5

Ratio of Earnings to Fixed Charges	24.89	16.55	16.44	9.67	-0.79	8.79	5.72